FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: August 9, 2016

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	English translation of consolidated financial statements included in the Quarterly Report (“shihanki-houkokusho”) for the three months ended June 30, 2016 submitted to the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Law of Japan

CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31, 2016	June 30, 2016
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥374,020	¥345,015
Short-term investments in debt securities (Notes 4 and 5)	101,566	72,834
Other short-term investments (Note 4)	213,613	225,903
Trade receivables
Notes	22,832	20,186
Accounts	266,462	227,144
Less allowances for doubtful accounts and sales returns	(5,278)	(5,327)

	284,016	242,003
Inventories (Note 6)	327,875	315,713
Other current assets (Notes 5, 7 and 9)	133,671	133,598

Total current assets	1,434,761	1,335,066

Investments and advances:
Long-term investments in debt and equity securities (Notes 4 and 5)	1,131,403	1,152,009
Other long-term investments (Notes 4, 5 and 9)	20,130	20,494

Total investments and advances	1,151,533	1,172,503
Property, plant and equipment:
Land	59,914	59,284
Buildings	344,087	340,133
Machinery and equipment	841,895	831,073
Construction in progress	18,314	17,197
Less accumulated depreciation	(999,723)	(984,135)

Total property, plant and equipment	264,487	263,552
Goodwill	102,599	100,122
Intangible assets	59,106	53,696
Other assets	82,563	73,428

Total assets	¥3,095,049	¥2,998,367

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	March 31, 2016	June 30, 2016
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥5,119	¥999
Current portion of long-term debt (Note 5)	9,516	8,084
Trade notes and accounts payable	115,644	100,589
Other notes and accounts payable (Note 9)	82,758	74,725
Accrued payroll and bonus	59,959	48,232
Accrued income taxes	22,847	4,636
Other accrued liabilities	43,525	38,320
Other current liabilities (Notes 5 and 7)	28,464	34,652

Total current liabilities	367,832	310,237
Non-current liabilities:
Long-term debt (Note 5)	18,115	15,197
Accrued pension and severance liabilities (Note 8)	46,101	43,637
Deferred income taxes	271,220	273,367
Other non-current liabilities	18,019	17,825

Total non-current liabilities	353,455	350,026

Total liabilities	721,287	660,263
Commitments and contingencies (Note 9)
Kyocera Corporation shareholders’ equity:
Common stock	115,703	115,703
Additional paid-in capital	162,844	162,937
Retained earnings	1,571,002	1,570,112
Accumulated other comprehensive income (Note 11)	469,803	442,258
Common stock in treasury, at cost	(35,088)	(35,089)

Total Kyocera Corporation shareholders’ equity	2,284,264	2,255,921
Noncontrolling interests	89,498	82,183

Total equity (Note 10)	2,373,762	2,338,104

Total liabilities and equity	¥3,095,049	¥2,998,367

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Three months ended June 30,
	2015	2016
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥339,247	¥319,985
Cost of sales (Note 8)	248,761	239,855

Gross profit	90,486	80,130
Selling, general and administrative expenses (Notes 3, 8 and 12)	57,903	67,860

Profit from operations	32,583	12,270

Other income (expenses):
Interest and dividend income (Note 4)	12,674	14,584
Interest expense	(381)	(1,058)
Foreign currency transaction gains (losses), net (Note 7)	1,666	(1,273)
Gains on sales of securities	—	103
Other, net	468	172

Total other income (expenses)	14,427	12,528

Income before income taxes	47,010	24,798
Income taxes	13,946	6,324

Net income	33,064	18,474
Net income attributable to noncontrolling interests	(1,489)	(1,021)

Net income attributable to shareholders of Kyocera Corporation	¥31,575	¥17,453

Per share information (Note 14):
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥86.07	¥47.58
Diluted	86.07	47.58
Average number of shares of common stock outstanding:
Basic	366,861	366,857
Diluted	366,861	366,857

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Three months ended June 30,
	2015	2016
	(Yen in millions)
Net income	¥33,064	¥18,474

Other comprehensive income (loss)—net of taxes
Net unrealized gains on securities (Notes 4, 10 and 11)	59,739	18,204
Net unrealized losses on derivative financial instruments (Notes 7, 10 and 11)	(52)	(17)
Pension adjustments (Notes 8, 10 and 11)	(820)	1,421
Foreign currency translation adjustments (Notes 10 and 11)	12,297	(53,836)

Total other comprehensive income (loss)	71,164	(34,228)

Comprehensive income (loss)	104,228	(15,754)
Comprehensive income (loss) attributable to noncontrolling interests	(2,906)	5,669

Comprehensive income (loss) attributable to shareholders of Kyocera Corporation	¥101,322	¥(10,085)

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Three months ended June 30,
	2015	2016
	(Yen in millions)
Cash flows from operating activities:
Net income	¥33,064	¥18,474
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,168	17,190
Provision for doubtful accounts and loss on bad debts	279	538
Write-down of inventories	2,161	1,536
Deferred income taxes	(1,204)	(62)
Gains on sales of securities	—	(103)
Gains on sales of property, plant and equipment, net (Note 12)	(12,210)	(915)
Foreign currency adjustments	(636)	8,509
Change in assets and liabilities:
Decrease in receivables	53,114	27,065
Increase in inventories	(11,150)	(5,779)
(Increase) decrease in other current assets	377	(13,017)
Increase (decrease) in notes and accounts payable	(23,383)	8,254
Decrease in accrued income taxes	(3,618)	(17,739)
Decrease in other current liabilities	(20,461)	(5,983)
Decrease in other non-current liabilities	(35)	(388)
Other, net	(774)	(121)

Net cash provided by operating activities	32,692	37,459

Cash flows from investing activities:
Payments for purchases of held-to-maturity securities	(35,721)	(23,000)
Payments for purchases of other securities	(2,033)	(806)
Proceeds from sales of available-for-sale securities	12,500	167
Proceeds from maturities of held-to-maturity securities	14,106	53,713
Acquisitions of businesses, net of cash acquired (Note 3)	(1,199)	(9,085)
Payments for purchases of property, plant and equipment	(13,842)	(17,952)
Payments for purchases of intangible assets	(2,105)	(1,888)
Proceeds from sales of property, plant and equipment	13,965	1,076
Acquisition of time deposits and certificate of deposits	(94,904)	(110,021)
Withdrawal of time deposits and certificate of deposits	65,081	83,936
Other, net	(258)	(576)

Net cash used in investing activities	(44,410)	(24,436)

Cash flows from financing activities:
Decrease in short-term borrowings, net	(1,936)	(3,962)
Proceeds from issuance of long-term debt	2,417	2,787
Payments of long-term debt	(3,059)	(4,382)
Dividends paid	(21,319)	(18,169)
Purchases of noncontrolling interests	(864)	(788)
Other, net	175	(197)

Net cash used in financing activities	(24,586)	(24,711)

Effect of exchange rate changes on cash and cash equivalents	4,099	(17,317)

Net decrease in cash and cash equivalents	(32,205)	(29,005)
Cash and cash equivalents at beginning of period	351,363	374,020

Cash and cash equivalents at end of period	¥319,158	¥345,015

The accompanying notes are an integral part of these statements.

NOTES TO THE UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1. ACCOUNTING PRINCIPLES, PROCEDURES AND FINANCIAL STATEMENTS’ PRESENTATION

In December 1975, Kyocera Corporation registered its common stock and American Depository Receipts (ADRs) with the United States Securities and Exchange Commission (SEC). In May 1980, Kyocera listed its ADRs on the New York Stock Exchange.

Kyocera Corporation has filed Form 20-F as an annual report with the SEC, which includes the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America, under section 13 of the Securities Exchange Act of 1934. Kyocera Corporation has also prepared quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America for interim financial statements.

The following paragraphs identify the significant differences for Kyocera Corporation and its consolidated subsidiaries (Kyocera) between accounting principles generally accepted in the United States of America and accounting principles generally accepted in Japan.

(1) Revenue recognition

Kyocera adopts the Financial Accounting Standards Board (FASB)‘s Accounting Standards Codification (ASC) 605, “Revenue Recognition.” Kyocera recognizes revenue when the risks and rewards of ownership have been transferred to the customer and revenue can be reliably measured.

(2) Business combinations

Kyocera adopts ASC 805, “Business Combinations.” Kyocera adopts the acquisition method and measures identifiable assets, liabilities and noncontrolling interests at fair value. Kyocera recognizes transaction and restructuring costs as expenses, and recognizes any tax adjustment made after the measurement period as income tax expenses. Kyocera records in-process research and development at fair value on acquisition date as a part of fair value of acquired business. In addition, Kyocera recognizes an asset acquired or a liability assumed in a business combination that arises from a contingency at fair value, at the acquisition date, if the acquisition date fair value of that asset or liability can be determined during the measurement period.

(3) Goodwill and other intangible assets

Kyocera adopts ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment.

(4) Lease accounting

Kyocera adopts ASC 840, “Leases.” Kyocera classifies a lease as an operating or a capital lease, and records all capital leases as an asset and an obligation.

(5) Benefit plans

Kyocera adopts ASC 715, “Compensation—Retirement Benefits.” Actuarial gain or loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

(6) Unused compensated absence

Kyocera adopts ASC 710, “Compensation—General.” Kyocera records accrued liabilities for compensated absences that employees have earned but have not yet used.

(7) Income taxes

Kyocera adopts ASC 740, “Income Taxes.” Kyocera records assets and liabilities for unrecognized tax benefits based on the premise of being subject to income tax examination by tax authorities, when it is more likely than not that tax benefits associated with tax positions will not be sustained. Kyocera records the effect of a change in tax law or rates as a component of income tax provision, including the changes in the deferred tax assets and liabilities related to accumulated other comprehensive income (loss).

(8) Stock issuance costs

Stock issuance costs, net of taxes are deducted from additional paid-in capital.

2. SUMMARY OF ACCOUNTING POLICIES

(1) Basis of consolidation and accounting for investments in affiliated companies

The quarterly consolidated financial statements include the accounts of Kyocera Corporation, its subsidiaries in which Kyocera has a controlling financial interest and variable interest entities for which Kyocera is the primary beneficiary under ASC 810, “Consolidation.” All significant inter-company transactions and accounts are eliminated. Investments in 20% to 50% owned companies and investments in variable interest entities, for which Kyocera is not the primary beneficiary but has a significant influence to, are accounted for by the equity method, whereby Kyocera includes in net income its equity in the earnings or losses from these companies. These variable interest entities do not have material impacts on Kyocera’s consolidated result of operations, financial condition and cash flows.

(2) Revenue recognition

Kyocera generates revenue principally through the sale of industrial components and telecommunications and information equipment. Kyocera’s operations consist of the following seven reporting segments: 1) Fine Ceramic Parts Group, 2) Semiconductor Parts Group, 3) Applied Ceramic Products Group, 4) Electronic Device Group, 5) Telecommunications Equipment Group, 6) Information Equipment Group and 7) Others.

Kyocera recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable and collectability is reasonably assured in accordance with ASC 605, “Revenue Recognition.” Sales to customers in each of the above segments are based on the specific terms and conditions contained in basic contracts with customers and firm customer orders which detail the price, quantity and timing of the transfer of ownership (such as risk of loss and title) of the products.

For most customer orders, the transfer of ownership and revenue recognition occurs at the time of shipment of the products to the customer. For the remainder of customer orders, the transfer of ownership and revenue recognition occurs at the time of receipt of the products by the customer, with the exception of sales of solar power generating systems in the Applied Ceramic Products Group and information equipment in the Information Equipment Group for which sales are made to end users together with installation services. The transfer of ownership and revenue recognition in these cases occur at the completion of installation and customer acceptance, as Kyocera has no further obligations under the contracts and all revenue recognition criteria under ASC 605, “Revenue Recognition” are met. When Kyocera provides a combination of products and services, the arrangement is evaluated under ASC 605-25, “Multiple-Element Arrangements.”

In addition, in the Information Equipment Group, Kyocera may enter into sales contracts and lease agreements ranging from one to seven years directly with end users. Sales contracts and lease agreements may include installation services and have customer acceptance clauses. For sales and sales-type lease agreements, revenue is recognized at the completion of installation and customer acceptance which usually occurs on the same business day as delivery. For sales-type leases, unearned income (which represents interest) is amortized over the lease term using the effective interest method in accordance with ASC 840, “Leases.”

For all sales in the above segments, product returns are only accepted if the products are determined to be defective. There are no price protections, stock rotation or returns provisions, except for certain programs in the Electronic Device Group as noted below.

Sales Incentives

In the Electronic Device Group, sales to independent electronic component distributors may be subject to various sale programs for which a provision for incentive programs is recorded as a reduction of revenue at the time of sale, as further described below in accordance with ASC 605-50, “Customer Payments and Incentives” and ASC 605-15, “Products.”

(a) Distributor Stock Rotation Program

Stock rotation is a program whereby distributors are allowed to return for credit, qualified inventory, semi-annually, equal to a certain percentage of the previous six months net sales. In accordance with ASC 605-15, “Products” an estimated sales allowance for stock rotation is recorded at the time of sale based on a percentage of distributor sales using historical trends, current pricing and volume information, other market specific information and input from sales, marketing and other key management personnel. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future returns under the stock rotation program. Kyocera’s actual results have historically approximated its estimates. When the products are returned and verified, the distributor is given credit against their accounts receivables.

(b) Distributor Ship-from-Stock and Debit Program

Ship-from-Stock and Debit (ship and debit) is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit programs require a request from the distributor for a pricing adjustment of a specific part for a sale to the distributor’s end customers from the distributor’s stock. Ship and debit authorizations may cover current and future distributor activity for a specific part for a sale to their customers. In accordance with ASC 605, “Revenue Recognition” at the time Kyocera records the sales to distributors, an allowance for the estimated future distributor activities related to such sales is provided since it is probable that such sales to distributors will result in ship and debit activities. In accordance with ASC 605-15, “Products” Kyocera records an estimated sales allowance based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends noted in direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management personnel. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future credits under the ship and debit program. Kyocera’s actual results have historically approximated its estimates.

Sales Rebates

In the case of sales to distributors in the Applied Ceramic Products Group and Information Equipment Group, Kyocera provides cash rebates when predetermined sales targets are achieved during a certain period. Provisions for sales rebates are recorded as a reduction of revenue at the time of revenue recognition based on the best estimate of forecasted sales to each distributor in accordance with ASC 605-50, “Customer Payments and Incentives.”

Sales Returns

Kyocera records an estimated sales returns allowance at the time of sales based on historical return experience.

Products Warranty

For after-service costs to be paid during warranty periods, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated product warranty liability based on its historical repair experience with consideration given to the expected level of future warranty costs.

In the Information Equipment Group, Kyocera provides a standard one year manufacturer’s warranty on its products. For sales directly to end users, Kyocera offers extended warranty plans that may be purchased and that are renewable in one year incremental periods at the end of the warranty term. Service revenues are recognized over the term of the related service maintenance contracts in accordance with ASC 605-20, “Services.”

(3) Cash and cash equivalents

Kyocera considers cash, bank deposits and all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents accounted for under ASC 305, “Cash and Cash Equivalents.”

(4) Translation of foreign currencies

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average exchange rates for the respective periods accounted for under ASC 830, “Foreign Currency Matters.” Translation adjustments result from the process of translating foreign currency denominated financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are included in other comprehensive income.

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect on the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

(5) Allowance for doubtful accounts

Kyocera maintains allowances for doubtful accounts related to trade notes receivables, trade accounts receivables and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors, including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided, considering the fair value of assets pledged by the customer as collateral.

(6) Inventories

Inventories are accounted for under ASC 330, “Inventory.” Inventories are stated at the lower of cost and net realizable value. The remaining balance of raw materials to be purchased under the long term purchase agreements are also stated at the lower of cost and net realizable value.

For finished goods and work in process, cost is mainly determined by the average method. For raw materials and supplies, cost is mainly determined by the first-in, first-out method.

Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

(7) Securities

Debt and equity securities are accounted for under ASC 320, “Investments—Debt and Equity Securities.” Securities classified as available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of taxes. Securities classified as held-to-maturity securities are recorded at amortized cost. Non-marketable equity securities are accounted for by the cost method in accordance with ASC 325, “Investments—Other.”

Kyocera evaluates whether the declines in fair value of securities are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value.

Kyocera also reviews its investments accounted for by the equity method for impairment in accordance with ASC 323, “Investments—Equity Method and Joint Ventures.” Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time during which the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined through the use of various methodologies such as discounted cash flows and comparable valuations of similar companies.

(8) Property, plant and equipment and depreciation

Property, plant and equipment are accounted for under ASC 360, “Property, Plant, and Equipment.” Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

Major renewals and betterments are capitalized as tangible assets and they are depreciated based on estimated useful lives. The costs of minor renewals, maintenance and repairs are charged to expenses in the period incurred. When assets are sold or otherwise disposed of, the gains or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the period of disposal, and costs and accumulated depreciation are removed from accounts.

(9) Goodwill and other intangible assets

Goodwill and other intangible assets are accounted for under ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized straight line over their respective estimated useful lives to their estimated residual values, and reviewed for impairment which are accounted for under ASC 360, “Property, Plant, and Equipment” whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

The principal estimated useful lives for intangible assets are as follows:

Customer relationships	3 to 20 years
Software	2 to 15 years
Patent rights	2 to 10 years
Trademarks	5 to 21 years
Non-patent technology	5 to 20 years

(10) Impairment of long-lived assets

Impairment of long-lived assets which include intangible assets with definite useful lives is accounted for under ASC 360, “Property, Plant, and Equipment.” Kyocera reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

In the case that their carrying amounts are considered unrecoverable and exceed their fair value, its exceeded amount is recognized as the impairment loss. The fair value is determined using the expected discounted cash flows gained from them directly.

(11) Derivative financial instruments

Derivatives are accounted for under ASC 815, “Derivatives and Hedging.” All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged to income. However cash flow hedges may qualify for hedge accounting, if the hedging relationship is expected to be highly effective in achieving offsetting cash flows of hedging instruments and hedged items. Under hedge accounting, changes in the fair value of the effective portion of these cash flow hedge derivatives are deferred in accumulated other comprehensive income and charged to income when the underlying transaction being hedged occurs.

Kyocera designates certain foreign currency forward contracts. However, changes in fair value of most of the foreign currency forward contracts are recorded in income without applying hedge accounting as it is expected that such changes will be offset by corresponding gains or losses of the underlying hedged assets and liabilities. Kyocera’s affiliate accounted for by the equity method designates certain interest rate swaps with applying hedge accounting to this transaction.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the balance sheet or forecasted transactions. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not a highly effective hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When a cash flow hedge is discontinued, the net derivative gains or losses remain in accumulated other comprehensive income, unless it is probable that the forecasted transaction will not occur at which point the derivative gains or losses are reclassified into income immediately.

(12) Commitments and contingencies

Commitments and contingencies are accounted for under ASC 450, “Contingencies.” Liabilities for loss contingencies are recorded when analysis indicates that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of loss can be estimated, we accrue the most likely amount. In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued. Amounts recorded are reviewed periodically and adjusted to reflect additional legal and technical information that becomes available. Legal costs are accrued as incurred.

(13) Stock-based compensation

Costs resulting from share-based payment transactions are accounted for under ASC 718, “Compensation—Stock Compensation,” Kyocera recognizes such costs in the quarterly consolidated financial statements based on the grant date fair value over the measurement method.

(14) Net income attributable to shareholders of Kyocera Corporation

Earnings per share is accounted for under ASC 260, “Earnings Per Share.” Basic earnings per share attributable to shareholders of Kyocera Corporation is computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares of stock outstanding during each period.

(15) Research and development expenses and advertising expenses

Research and development expenses are accounted for under ASC 730, “Research and Development,” and charged to expense as incurred. Advertising expenses are accounted for under ASC 720-35, “Other Expenses—Advertising Costs,” and charged to expense as incurred.

(16) Use of estimates

The preparation of the quarterly consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the quarterly consolidated financial statements and accompanying notes. However, actual results could differ from those estimates and assumptions.

(17) Recently adopted accounting standards

On April 1, 2016, Kyocera adopted ASU No. 2015-02, “Amendments to the Consolidation Analysis.” This accounting standard changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. All legal entities are subject to reevaluation under the revised consolidation model. This accounting standard affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2016, Kyocera adopted ASU No. No. 2015-16, “Business Combinations—Simplifying the Accounting for Measurement-Period Adjustments.” This accounting standard eliminates the requirement to retrospectively account for adjustments made to provisional amounts recognized in a business combination. This accounting standard requires the acquirer to record, in the financial statements of the reporting period in which the adjustment amounts are determined, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

(18) Recently issued accounting standards

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses.” This accounting standard replaces a methodology for recognizing credit losses that delays recognition until it is probable a loss has been incurred in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This accounting standard will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

(19) Reclassifications

Certain reclassifications and format changes have been made to the consolidated statements of cash flows for the three months ended June 30, 2015 and the corresponding footnotes to conform to the current presentation.

3. BUSINESS COMBINATION

On May 2, 2016, Kyocera acquired 100% of the common stock of SGS Tool Company which is the U.S. based solid tool manufacturing and sales company for ¥9,046 million by cash in order to strengthen Kyocera’s cutting tool business in North America, and made it consolidated subsidiary and changed its name as Kyocera SGS Precision Tools, Inc.

Kyocera will use the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC 805, “Business Combinations,” but the allocation of fair value to the acquired assets and assumed liabilities in this business combination has not yet completed as of June 30, 2016. Further information related to the accounting will be disclosed upon completion of this allocation.

Acquisition-related costs of ¥282 million were included in selling, general and administrative expenses in the consolidated statement of income for the three months ended June 30, 2016. The result of operation of the acquired business was included into Kyocera’s quarterly consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Applied Ceramic Products Group.

4. DEBT SECURITIES, EQUITY SECURITIES AND OTHER INVESTMENTS

(1) Debt and equity securities with readily determinable fair values

Investments in debt and equity securities at March 31, 2016 and June 30, 2016, included in short-term investments in debt securities and in long-term investments in debt and equity securities are summarized as follows:

	March 31, 2016				June 30, 2016
	Cost*1	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*1	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(Yen in millions)
Available-for-sale securities:
Marketable equity securities*2	¥267,598	¥1,073,390	¥805,895	¥103	¥267,588	¥1,099,592	¥832,186	¥182

Total equity securities	267,598	1,073,390	805,895	103	267,588	1,099,592	832,186	182

Total available-for-sale securities	267,598	1,073,390	805,895	103	267,588	1,099,592	832,186	182

Held-to-maturity securities:
Corporate bonds	159,575	159,201	155	529	122,672	122,261	159	570
Government bonds and public bonds	4	4	—	—	2,579	2,579	0	—

Total held-to-maturity securities	159,579	159,205	155	529	125,251	124,840	159	570

Total	¥427,177	¥1,232,595	¥806,050	¥632	¥392,839	¥1,224,432	¥832,345	¥752

*1	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

*2	Marketable equity securities mainly consist of the shares of KDDI Corporation, which is a telecommunications carrier in Japan. At June 30, 2016, Kyocera Corporation’s equity interest in KDDI Corporation was 12.45%. Kyocera received ¥10,308 million and ¥11,728 million of dividends from KDDI Corporation for the three months ended June 30, 2015 and 2016, and included them in interest and dividend income in the consolidated statements of income. Cost, aggregate fair value and gross unrealized gain of the shares of KDDI Corporation held by Kyocera are as follows:

	March 31, 2016				June 30, 2016
	Cost	Aggregate Fair Value	Gross Unrealized Gain	Gross Unrealized Loss	Cost	Aggregate Fair Value	Gross Unrealized Gain	Gross Unrealized Loss
	(Yen in millions)
Shares of KDDI Corporation	¥242,868	¥1,007,299	¥764,431	¥—	¥242,868	¥1,043,154	¥800,286	¥—

Short-term investments in debt securities and long-term investments in debt and equity securities at March 31, 2016 and June 30, 2016 are as follows:

	March 31, 2016			June 30, 2016
	Available- for-Sale	Held-to- Maturity	Total	Available- for-Sale	Held-to- Maturity	Total
	(Yen in millions)
Short-term investment in debt securities	¥—	¥101,566	¥101,566	¥—	¥72,834	¥72,834
Long-term investment in debt and equity securities	1,073,390	58,013	1,131,403	1,099,592	52,417	1,152,009

Total	¥1,073,390	¥159,579	¥1,232,969	¥1,099,592	¥125,251	¥1,224,843

(2) Other investments

Kyocera holds time deposits and certificates of deposits which are due over three months to original maturity, non-marketable equity securities, long-term loans and investments in affiliates and an unconsolidated subsidiary. Carrying amounts of these investments at March 31, 2016 and June 30, 2016, included in other short-term investments and in other long-term investments, are summarized as follows:

	March 31, 2016	June 30, 2016
	(Yen in millions)
Time deposits and certificates of deposits (due over 3 months)	¥213,967	¥226,387
Non-marketable equity securities	13,718	13,981
Long-term loans	53	39
Investments in affiliates and an unconsolidated subsidiary	6,005	5,990

Total	¥233,743	¥246,397

5. FAIR VALUE

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of inputs that may be used to measure fair value are as follows:

Level 1:	Unadjusted quoted prices in active markets for identical assets and liabilities.

Level 2:	Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3:	Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

(1) Assets and liabilities measured at fair value on a recurring basis

	March 31, 2016				June 30, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Yen in millions)
Current Assets:
Foreign currency forward contracts	¥—	¥5,605	¥—	¥5,605	¥—	¥18,382	¥—	¥18,382

Total derivatives	—	5,605	—	5,605	—	18,382	—	18,382

Total current assets	—	5,605	—	5,605	—	18,382	—	18,382

Non-Current Assets:
Marketable equity securities	1,073,390	—	—	1,073,390	1,099,592	—	—	1,099,592

Total equity securities	1,073,390	—	—	1,073,390	1,099,592	—	—	1,099,592

Total non-current assets	1,073,390	—	—	1,073,390	1,099,592	—	—	1,099,592

Total assets	¥1,073,390	¥5,605	¥—	¥1,078,995	¥1,099,592	¥18,382	¥—	¥1,117,974

Current Liabilities:
Foreign currency forward contracts	¥—	¥950	¥—	¥950	¥—	¥348	¥—	¥348

Total derivatives	—	950	—	950	—	348	—	348

Total current liabilities	¥—	¥950	¥—	¥950	¥—	¥348	¥—	¥348

The fair value of Level 1 investments is quoted price in an active market with sufficient volume and frequency of transactions.

The fair value of Level 2 investments is other than quoted price included within Level 1 that is observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Kyocera did not recognize any transfers between Levels 1 and 2 for the three months ended June 30, 2016.

The fair value of Level 2 derivatives is estimated based on quotes from financial institutions. With respect to the detail information of derivatives, please refer to the Note 7 to the Quarterly Consolidated Financial Statements.

(2) Fair value of financial instruments

The fair values of financial instruments and the methods and assumptions used to estimate the fair value are as follows:

	March 31, 2016		June 30, 2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Yen in millions)
Assets (a):
Short-term investments in debt securities	¥101,566	¥101,644	¥72,834	¥72,906
Long-term investments in debt and equity securities	1,131,403	1,130,951	1,152,009	1,151,526
Other long-term investments (excluding investments in affiliates and an unconsolidated subsidiary)	14,125	14,125	14,504	14,504

Total	¥1,247,094	¥1,246,720	¥1,239,347	¥1,238,936

Liabilities (b):
Long-term debt (including due within one year)	¥27,631	¥27,631	¥23,281	¥23,281

Total	¥27,631	¥27,631	¥23,281	¥23,281

(a)	For investments with active markets, fair value is based on quoted market prices. For non-marketable equity securities, it is not practicable to estimate the fair value because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost. In addition, Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the above table at March 31, 2016 and June 30, 2016 were ¥13,514 million and ¥13,968 million, respectively. Fair value of held-to-maturity investments in debt securities is mainly classified as Level 2.

(b)	The fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities, and classified as Level 2.

Carrying amounts of cash and cash equivalents, other short-term investments, trade notes receivables, trade accounts receivables, short-term borrowings, trade notes and accounts payable, and other notes and accounts payable approximate fair values because of the short maturity of these instruments.

6. INVENTORIES

Inventories at March 31, 2016 and June 30, 2016 are as follows:

	March 31, 2016	June 30, 2016
	(Yen in millions)
Finished goods	¥159,801	¥156,876
Work in process	63,113	65,187
Raw materials and supplies	104,961	93,650

Total	¥327,875	¥315,713

7. DERIVATIVES AND HEDGING

Kyocera’s activities are exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates, interest rates and stock prices. Approximately 60% of Kyocera’s net sales are generated from overseas customers, which expose Kyocera to foreign currency exchange rate fluctuations. These financial exposures to market risks are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rate changes may affect the profitability, cash flows, and business and/or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

By using derivative financial instruments to hedge exposures to changes in exchange rates, Kyocera became exposed to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contracts. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (a) entering into transactions with creditworthy counterparties, (b) limiting the amount of exposure to each counterparty, and (c) monitoring the financial condition of its counterparties.

Kyocera does not hold or issue such derivative financial instruments for trading purposes.

Kyocera’s affiliate accounted for by the equity method uses interest rate swaps to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility. The affiliate also reduces credit risks by entering into transactions with certain creditworthy counterparty and limiting the amount of exposure to the counterparty.

Cash Flow Hedges:

Kyocera uses certain foreign currency forward contracts with terms normally lasting for less than four months designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales. Kyocera’s affiliate accounted for by the equity method uses interest rate swaps mainly to convert a portion of its variable rate debt to fixed rate debt.

Other Derivatives:

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ transaction currencies, principally the U.S. dollar and the Euro. Kyocera purchases foreign currency forward contracts to protect against the adverse effects that exchange rate fluctuations may have on foreign-currency-denominated trade receivables and payables. The gains and losses on both the derivatives and the foreign-currency-denominated trade receivables and payables are recorded as foreign currency transaction gains, net in the consolidated statement of income. Kyocera does not adopt hedge accounting for such derivatives.

The aggregate contractual amounts of derivative financial instruments at March 31, 2016 and June 30, 2016 are as follows:

	March 31, 2016	June 30, 2016
	(Yen in millions)
Derivatives designated as hedging instruments:
Foreign currency forward contracts	¥12,867	¥11,255

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	240,125	263,898

Total derivatives	¥252,992	¥275,153

The fair value and location of derivative financial instruments in the consolidated balance sheets at March 31, 2016 and June 30, 2016 are as follows:

	Location	March 31, 2016	June 30, 2016
		(Yen in millions)
Derivative assets:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥127	¥282

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current assets	5,478	18,100

Total derivative assets		¥5,605	¥18,382

Derivative liabilities:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	¥98	¥193

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	852	155

Total derivative liabilities		¥950	¥348

Changes in the fair value of derivative financial instruments not designated as hedging instruments for the three months ended June 30, 2015 and 2016 are as follows:

		Three months ended June 30,
Type of derivatives	Location	2015	2016
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains (losses), net	¥(3,422)	¥13,319

Realized gains (losses) on derivative financial instruments designated as hedging instruments are not presented because the amounts were not material.

8. BENEFIT PLANS

Domestic:

Kyocera Corporation and its major domestic subsidiaries sponsor funded defined benefit pension plans or unfunded retirement and severance plans for their employees.

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the three months ended June 30, 2015 and 2016 include the following components and were recorded in cost of sales, and selling general and administrative expenses in the consolidated statements of income.

	Three months ended June 30,
	2015	2016
	(Yen in millions)
Service cost	¥3,050	¥3,412
Interest cost	350	46
Expected return on plan assets	(958)	(999)
Amortization of prior service cost	(1,098)	(1,091)
Recognized actuarial loss	423	617

Net periodic pension costs	¥1,767	¥1,985

Foreign:

Kyocera’s foreign consolidated subsidiaries, such as Kyocera International, Inc. and its consolidated subsidiaries, AVX Corporation and its consolidated subsidiaries, and TA Triumph-Adler GmbH, maintain non-contributory defined benefit pension plans in the U.S., Germany and other countries.

Net periodic pension costs at these foreign subsidiaries for the three months ended June 30, 2015 and 2016 include the following components and were recorded in cost of sales, and selling general and administrative expenses in the consolidated statements of income.

	Three months ended June 30,
	2015	2016
	(Yen in millions)
Service cost	¥183	¥177
Interest cost	446	408
Expected return on plan assets	(516)	(447)
Amortization of prior service cost	2	5
Recognized actuarial loss	335	278

Net periodic pension costs	¥450	¥421

9. COMMITMENTS AND CONTINGENCIES

(1) Assets pledged as collateral

Kyocera’s investment in Kagoshima Mega Solar Power Corporation, which was ¥1,516 million at June 30, 2016 accounted for by the equity method, is pledged as collateral for loans of ¥19,490 million from financial institutions of Kagoshima Mega Solar Power Corporation.

(2) Contractual obligations for the acquisition or construction of property, plant and equipment and lease contracts

As of June 30, 2016, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥14,359 million principally due within one year.

Kyocera is a lessee under long-term operating leases primarily for office space and equipment. The future minimum lease commitments under non-cancelable leases as of June 30, 2016 are as follows:

June 30, 2016
(Yen in millions)
Due within 1 year	¥5,394
Due after 1 year but within 2 years	3,762
Due after 2 years but within 3 years	2,308
Due after 3 years but within 4 years	1,629
Due after 4 years but within 5 years	974
Thereafter	1,470

Total	¥15,537

(3) Long-term purchase agreements for the supply of raw materials

Between 2005 and 2008, Kyocera entered into four long-term purchase agreements (the “LTAs”), principally governed by Michigan law, with Hemlock Semiconductor Operations LLC and its subsidiary Hemlock Semiconductor, L. L. C. (collectively, “Hemlock”) for the supply of polysilicon material for use in its solar energy business. As of June 30, 2016, there is a remaining balance of ¥164,445 million of polysilicon material to be purchased under the LTAs by December 31, 2020, of which ¥47,694 million is prepaid.

A significant divergence between the market price of polysilicon material and the fixed contract price arose after the LTAs were signed. Because the Chinese government provided subsidies to Chinese polysilicon and solar panel producers, Chinese companies produced polysilicon material and solar panels at a significantly lower price compared to other market participants. As a result, other polysilicon producers reduced their prices, resulting in a significant decrease in polysilicon material and the distortion of the world market for polysilicon. The U.S. government also placed anti-dumping duties on solar panels imported from China. This situation has been prolonged and has had an adverse effect on Kyocera’s solar energy business. In light of these unprecedented circumstances, Kyocera entered into discussions with Hemlock to modify the contract terms including its price and quantity.

However, on April 1, 2015, Hemlock filed a lawsuit against Kyocera in the United States District Court Eastern District of Michigan claiming damages for the alleged anticipatory repudiation of the LTAs by Kyocera. On April 3, 2015, Kyocera sued Hemlock before the Tokyo District Court contending that the LTAs are illegal and unenforceable because of Hemlock’s alleged abuse of a superior position which is prohibited under Japanese Antitrust Law.

The legal proceedings in Michigan and Japan are in process, and accordingly, Kyocera has not ordered the polysilicon material for the amount stated under the LTAs during the year ended December 31, 2015 (“the 2015 amount”), which is ¥24,928 million in total. As the LTAs contain take-or-pay provisions which purport to require Kyocera to pay for quantities of polysilicon material even if they do not take immediate delivery, Hemlock issued an invoice for the amount equal to the difference between the 2015 amount and applicable advanced payment on January 1, 2016. Kyocera did not purchase before February 15, 2016, the due date for payment of this invoice; therefore, Hemlock issued the default notice on February 16, 2016. Kyocera contends that the LTAs are illegal and unenforceable under Japanese Antitrust Law and even if they are enforceable, Kyocera has the right to cure a default by purchasing the 2015 amount within a certain period from the issuance of the default notice. The cure period expires on August 14, 2016. Taking into consideration these conditions, Kyocera has accounted for its rights and obligations under the LTAs, and has recorded ¥24,928 million as other current asset for the 2015 amount and ¥18,633 million as other account payable for the amount equal to the difference between the 2015 amount and applicable advanced payment.

Kyocera subsequently placed an order for purchasing the 2015 amount on June 27, 2016 in order to secure the right to cure the default.

Kyocera considered the polysilicon material of the 2015 amount in its analysis based on lower of cost and net realizable value approach taking into consideration the anticipated selling price of the applicable solar products and concluded no loss was incurred as of June 30, 2016. In addition, Kyocera evaluated whether the obligation to purchase polysilicon material through 2020, assuming delivery, was an adverse obligation or not, and concluded that no loss was incurred as of June 30, 2016.

Kyocera has entered into purchase agreements with a specific supplier other than Hemlock for purchasing polysilicon material used in its solar energy business. Under those agreements, during the three months ended June 30, 2016, Kyocera purchased ¥2,520 million and is obligated to purchase ¥1,964 million in total by December 31, 2016.

(4) Environmental matters

AVX corporation (AVX), a U.S. based subsidiary, has been identified by the United States Environmental Protection Agency (EPA), state governmental agencies or other private parties as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or equivalent state or local laws for clean-up and response costs associated with certain sites at which remediation is required with respect to prior contamination. Because CERCLA or such state statutes authorize joint and several liability, the EPA or state regulatory authorities could seek to recover all clean-up costs from any one of the PRPs at a site despite the involvement of other PRPs. At certain sites, financially responsible PRPs other than AVX also are, or have been, involved in site investigation and clean-up activities. AVX believes that liability resulting from these sites will be apportioned between AVX and other PRPs.

To resolve its liability at the sites at which AVX has been named a PRP, AVX has entered into various administrative orders and consent decrees with federal and state regulatory agencies governing the timing and nature of investigation and remediation. As is customary, the orders and decrees regarding sites where the PRPs are not themselves implementing the chosen remedy contain provisions allowing the EPA to reopen the agreement and seek additional amounts from settling PRPs in the event that certain contingencies occur, such as the discovery of significant new information about site conditions.

On October 10, 2012, the EPA, the United States, and the Commonwealth of Massachusetts and AVX announced that they had reached a financial settlement with respect to the EPA’s ongoing clean-up of the New Bedford Harbor in the Commonwealth (the harbor). Under the terms of the settlement, AVX was obligated to pay ¥39,643 million ($366.25 million), plus interest computed from August 1, 2012, in three installments over a two-year period for use by the EPA and the Commonwealth to complete the clean-up of the harbor. On May 26, 2015, AVX prepaid the third and final settlement installment of ¥14,894 million ($122.08 million), plus interest of ¥135 million ($1.11 million).

AVX and Kyocera recorded a charge with respect to this matter in the amount of ¥7,900 million ($100 million) for the year ended March 31, 2012, and ¥21,300 million ($266.25 million) for the year ended March 31, 2013, which were included in selling, general and administrative expenses in the consolidated statements of income.

Other than the above matter, Kyocera is involved in various environmental matters and Kyocera currently has certain amount of reserves related to such environmental matters. The amount recorded for identified contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional legal and technical information that becomes available. The uncertainties about the status of laws, regulations, regulatory actions, technology and information related to individual matters make it difficult to develop an estimate of the reasonably possible aggregate environmental remediation exposure; therefore these costs could differ from our current estimates.

(5) Others

On April 25, 2013, AVX was named as a defendant in a patent infringement case filed in the United States District Court for the District of Delaware captioned Greatbatch, Inc. v AVX Corporation. This case alleged that certain AVX products infringe on one or more of nine Greatbatch patents. On January 26, 2016, the jury returned a verdict in favor of the plaintiff in the first phase of a segmented trial and found damages to Greatbatch in the amount of ¥3,863 million ($37.5 million). AVX is reviewing this initial verdict, consulting with its legal advisors on what action AVX may take in response, and continuing to litigate the rest of the case. As of June 30, 2016, AVX and Kyocera have the above mentioned amount of reserve for this case.

Kyocera is also subject to various lawsuits and claims which arise in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcome of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount can be reasonably estimated. Based on the information available, management believes that damages, if any, resulting from these actions will not have a significant impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

10. EQUITY

Cash dividends per share are those declared with respect to the earnings for the respective periods for which dividends are proposed by the Board of Directors. Dividends are charged to retained earnings in the year in which they are declared.

Based on the resolution at the Ordinary General Shareholders’ Meeting held on June 24, 2016, Kyocera Corporation declared year-end cash dividends totaling ¥18,343 million, ¥50 per share of common stock effective June 27, 2016 to shareholders of record on March 31, 2016.

Changes in Kyocera Corporation shareholders’ equity, noncontrolling interests and total equity for the three months ended June 30, 2015 and 2016 are as follows:

	Three months ended June 30, 2015
	Kyocera Corporation Shareholders’ Equity	Noncontrolling Interests	Equity
	(Yen in millions)
Balance at beginning of period	¥2,215,319	¥88,304	¥2,303,623
Comprehensive income
Net income	31,575	1,489	33,064
Other comprehensive income—net of taxes
Net unrealized gains (losses) on securities	59,785	(46)	59,739
Net unrealized losses on derivative financial instruments	(36)	(16)	(52)
Pension adjustments	(789)	(31)	(820)
Foreign currency translation adjustments	10,787	1,510	12,297

Total other comprehensive income	69,747	1,417	71,164

Total comprehensive income	101,322	2,906	104,228

Cash dividends paid to Kyocera Corporation’s shareholders	(22,012)	—	(22,012)
Cash dividends paid to noncontrolling interests	—	(1,075)	(1,075)
Equity transactions with noncontrolling interests and others	43	(419)	(376)

Balance at end of period	¥2,294,672	¥89,716	¥2,384,388

	Three months ended June 30, 2016
	Kyocera Corporation Shareholders’ Equity	Noncontrolling Interests	Equity
	(Yen in millions)
Balance at beginning of period	¥2,284,264	¥89,498	¥2,373,762
Comprehensive loss
Net income	17,453	1,021	18,474
Other comprehensive loss—net of taxes
Net unrealized gains (losses) on securities	18,243	(39)	18,204
Net unrealized gains (losses) on derivative financial instruments	(31)	14	(17)
Pension adjustments	1,295	126	1,421
Foreign currency translation adjustments	(47,045)	(6,791)	(53,836)

Total other comprehensive loss	(27,538)	(6,690)	(34,228)

Total comprehensive loss	(10,085)	(5,669)	(15,754)

Cash dividends paid to Kyocera Corporation’s shareholders	(18,343)	—	(18,343)
Cash dividends paid to noncontrolling interests	—	(960)	(960)
Equity transactions with noncontrolling interests and others	85	(686)	(601)

Balance at end of period	¥2,255,921	¥82,183	¥2,338,104

11. ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in accumulated other comprehensive income for the three months ended June 30, 2015 and 2016 are as follows:

	Three months ended June 30, 2015
	Net Unrealized Gains on Securities	Net Unrealized Losses on Derivative Financial Instruments	Pension Adjustments	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income
	(Yen in millions)
Balance at beginning of period	¥467,841	¥(372)	¥(28,452)	¥30,656	¥469,673
Other comprehensive income (loss), net
Other comprehensive income (loss) before reclassifications	59,785	(53)	(563)	10,833	70,002
Amounts reclassified from accumulated other comprehensive income	—	17	(226)	(46)	(255)

Other comprehensive income (loss), net	59,785	(36)	(789)	10,787	69,747

Equity transactions with noncontrolling interests	—	0	(5)	6	1

Balance at end of period	¥527,626	¥(408)	¥(29,246)	¥41,449	¥539,421

	Three months ended June 30, 2016
	Net Unrealized Gains on Securities	Net Unrealized Losses on Derivative Financial Instruments	Pension Adjustments	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income
	(Yen in millions)
Balance at beginning of period	¥517,190	¥(488)	¥(42,648)	¥(4,251)	¥469,803
Other comprehensive income (loss), net
Other comprehensive income (loss) before reclassifications	18,297	(82)	1,384	(46,877)	(27,278)
Amounts reclassified from accumulated other comprehensive income	(54)	51	(89)	(168)	(260)

Other comprehensive income (loss), net	18,243	(31)	1,295	(47,045)	(27,538)

Equity transactions with noncontrolling interests	—	0	(1)	(6)	(7)

Balance at end of period	¥535,433	¥(519)	¥(41,354)	¥(51,302)	¥442,258

Tax effect allocated to each components of other comprehensive income (loss) for the three months ended June 30, 2015 and 2016 are as follows:

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Yen in millions)
For the three months ended June 30, 2015:
Net unrealized gains on securities	¥87,858	¥(28,119)	¥59,739
Net unrealized losses on derivative financial instruments	(59)	7	(52)
Pension adjustments	(961)	141	(820)
Foreign currency translation adjustments	12,297	—	12,297

Other comprehensive income (loss)	¥99,135	¥(27,971)	¥71,164

For the three months ended June 30, 2016:
Net unrealized gains on securities	¥26,016	¥(7,812)	¥18,204
Net unrealized losses on derivative financial instruments	(40)	23	(17)
Pension adjustments	1,298	123	1,421
Foreign currency translation adjustments	(53,836)	—	(53,836)

Other comprehensive income (loss)	¥(26,562)	¥(7,666)	¥(34,228)

12. SUPPLEMENTAL EXPENSE INFORMATION

Supplemental expense information for the three months ended June 30, 2015 and 2016 is as follows:

	Three months ended June 30,
	2015	2016
	(Yen in millions)
Research and development expenses	¥14,386	¥15,269
Advertising expenses	1,141	1,151
Shipping and handling cost included in selling, general and administrative expenses	5,609	5,195

Gains of ¥12,210 million on sales of property, plant and equipment, net, which was mainly comprised of a gain on sales of assets under “Semiconductor Parts Group” for the segment reporting, was deducted from the selling, general and administrative expenses during the three months ended June 30, 2015.

13. SEGMENT REPORTING

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment etc.

Kyocera categorizes its operations into seven reporting segments: (1) Fine Ceramic Parts Group, (2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group, (5) Telecommunications Equipment Group, (6) Information Equipment Group, and (7) Others.

Main products or businesses of each reporting segment are as follows:

(1) Fine Ceramic Parts Group

Components for Semiconductor Processing Equipment and Flat Panel Display Manufacturing Equipment

Information and Telecommunication Components

General Industrial Machinery Components

Sapphire Substrates

Automotive Components

(2) Semiconductor Parts Group

Ceramic Packages

Organic Multilayer Substrates

Multilayer Printed Wiring Boards

(3) Applied Ceramic Products Group

Solar Power Generating Systems, Battery Energy Storage Systems

Cutting Tools, Micro Drills

Medical and Dental Implants

Jewelry and Applied Ceramic Related Products

(4) Electronic Device Group

Capacitors, SAW Devices

Connectors, Crystal Components

Liquid Crystal Displays

Printing Devices

Power Semiconductor Products (Discrete Products, Power Modules)

(5) Telecommunications Equipment Group

Smartphones, Mobile Phones

PHS related Products

M2M Modules

(6) Information Equipment Group

Monochrome and Color Printers and Multifunctional Products

Wide Format Systems

Document Solutions

Application Software

Supplies

(7) Others

Information Systems and Telecommunication Services

Engineering Business

Management Consulting Business

Realty Development Business

Former Kyocera Chemical Group, included in “Others” until the year ended March 31, 2016, has been reclassified and included in the “Semiconductor Parts Group” commencing from the year ending March 31, 2017. Due to this change, results for the three months ended June 30, 2015 have been reclassified to conform to the current presentation.

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately.

Operating profit for each reporting segment represents net sales, less related costs and operating expenses, excluding corporate gains and equity in earnings of affiliates and an unconsolidated subsidiary, income taxes and net income attributable to noncontrolling interests.

Information by reporting segments for the three months ended June 30, 2015 and 2016 is summarized as follows:

Reporting Segments

	Three months ended June 30,
	2015	2016
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥22,901	¥22,513
Semiconductor Parts Group	60,298	56,005
Applied Ceramic Products Group	52,514	45,557
Electronic Device Group	70,533	65,243
Telecommunications Equipment Group	28,681	34,134
Information Equipment Group	79,651	74,939
Others	34,542	30,837
Adjustments and eliminations	(9,873)	(9,243)

Net sales	¥339,247	¥319,985

Income before income taxes:
Fine Ceramic Parts Group	¥4,199	¥2,359
Semiconductor Parts Group	20,986	4,585
Applied Ceramic Products Group	3,581	1,526
Electronic Device Group	9,446	5,211
Telecommunications Equipment Group	(6,142)	(5,551)
Information Equipment Group	6,410	5,851
Others	(1,191)	(2,573)

Total operating profit	37,289	11,408
Corporate gains and equity in earnings (losses) of affiliates and an unconsolidated subsidiary	10,168	13,671
Adjustments and eliminations	(447)	(281)

Income before income taxes	¥47,010	¥24,798

Depreciation and amortization:
Fine Ceramic Parts Group	¥1,064	¥1,205
Semiconductor Parts Group	3,748	3,894
Applied Ceramic Products Group	2,549	2,571
Electronic Device Group	3,795	3,634
Telecommunications Equipment Group	1,019	670
Information Equipment Group	3,206	3,548
Others	1,293	1,235
Corporate	494	433

Total	¥17,168	¥17,190

Capital expenditures:
Fine Ceramic Parts Group	¥1,564	¥1,420
Semiconductor Parts Group	3,567	4,879
Applied Ceramic Products Group	1,367	2,337
Electronic Device Group	4,375	5,386
Telecommunications Equipment Group	525	299
Information Equipment Group	2,699	1,255
Others	846	652
Corporate	1,071	980

Total	¥16,014	¥17,208

Geographic segments (Net sales by region)

	Three months ended June 30,
	2015	2016
	(Yen in millions)
Net sales:
Japan	¥125,029	¥129,255
Asia	79,597	67,316
United States of America	58,748	55,395
Europe	60,376	54,284
Others	15,497	13,735

Net sales	¥339,247	¥319,985

There are no individually material countries with respect to revenue from external customers in Asia, Europe and Others.

Geographic Segments (Net sales and Income before income taxes by Geographic area)

	Three months ended June 30,
	2015	2016
	(Yen in millions)
Net sales:
Japan	¥134,118	¥134,800
Intra-group sales and transfer between geographic areas	118,050	108,466

	252,168	243,266

Asia	61,840	55,584
Intra-group sales and transfer between geographic areas	64,511	62,263

	126,351	117,847

United States of America	73,961	66,051
Intra-group sales and transfer between geographic areas	8,890	13,090

	82,851	79,141

Europe	62,122	56,520
Intra-group sales and transfer between geographic areas	9,269	4,933

	71,391	61,453

Others	7,206	7,030
Intra-group sales and transfer between geographic areas	4,153	3,871

	11,359	10,901

Adjustments and eliminations	(204,873)	(192,623)

Net sales	¥339,247	¥319,985

Income before income taxes:
Japan	¥22,475	¥990
Asia	5,015	3,879
United States of America	4,973	3,299
Europe	4,030	2,556
Others	128	133

	36,621	10,857
Corporate gains and Equity in earnings (losses) of affiliates and an unconsolidated subsidiary	10,168	13,671
Adjustments and eliminations	221	270

Income before income taxes	¥47,010	¥24,798

14. PER SHARE INFORMATION

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations are as follows:

	Three months ended June 30,
	2015	2016
	(Yen in millions and shares in thousands, except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥31,575	¥17,453
Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	86.07	47.58
Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	86.07	47.58

Basic weighted average number of shares outstanding	366,861	366,857
Diluted weighted average number of shares outstanding	366,861	366,857

15. SUBSEQUENT EVENT

Kyocera and Nihon Inter Electronics Corporation (NIEC; collectively, together with Kyocera, the Companies) hereby give the following notice as they have passed a resolution at each of their respective board of directors’ meetings held on May 16, 2016 to merge under an absorption-type merger in which Kyocera is the surviving company and NIEC is the merged company and entered into a Merger Agreement (the Merger Agreement) by and between the Companies. The Companies conducted the Merger with August 1, 2016 being the effective date.

Kyocera did not obtain an approval from its shareholders meeting due to reliance on the procedures for a short form merger pursuant to Article 796, Paragraph 2 of the Companies Act (Act No. 86 of 2005, including any amendments thereafter; the same shall apply hereinafter). NIEC obtained an approval for the execution of the Merger Agreement at its ordinary shareholders meeting scheduled held on June 16, 2016.

Before the Merger, NIEC’s ordinary shares were delisted from the second division of the Tokyo Stock Exchange, Inc. as of July 27, 2016, with July 26, 2016 being the final transaction date.

Reference Information (Unaudited)

1. Production (Sales price)

	Three months ended June 30,				Decrease
	2015		2016
	Amount	% to the total	Amount	% to the total	%
	(Yen in millions)
Fine Ceramic Parts Group	¥23,566	6.5	¥21,754	6.9	(7.7)
Semiconductor Parts Group	64,799	17.9	57,363	18.2	(11.5)
Applied Ceramic Products Group	62,219	17.1	52,679	16.7	(15.3)
Electronic Device Group	74,350	20.5	64,095	20.4	(13.8)

Total Components Business	224,934	62.0	195,891	62.2	(12.9)
Telecommunications Equipment Group	26,977	7.4	25,569	8.1	(5.2)
Information Equipment Group	83,644	23.1	71,207	22.6	(14.9)

Total Equipment Business	110,621	30.5	96,776	30.7	(12.5)
Others	27,244	7.5	22,464	7.1	(17.5)

Production	¥362,799	100.0	¥315,131	100.0	(13.1)

2. Orders

	Three months ended June 30,				Decrease
	2015		2016
	Amount	% to the total	Amount	% to the total	%
	(Yen in millions)
Fine Ceramic Parts Group	¥23,581	6.8	¥23,306	7.1	(1.2)
Semiconductor Parts Group	60,980	17.5	56,513	17.1	(7.3)
Applied Ceramic Products Group	58,575	16.9	52,003	15.7	(11.2)
Electronic Device Group	71,706	20.6	69,529	21.1	(3.0)

Total Components Business	214,842	61.8	201,351	61.0	(6.3)
Telecommunications Equipment Group	32,207	9.3	32,108	9.7	(0.3)
Information Equipment Group	79,637	22.9	75,709	22.9	(4.9)

Total Equipment Business	111,844	32.2	107,817	32.6	(3.6)
Others	29,178	8.4	27,978	8.5	(4.1)
Adjustments and eliminations	(8,166)	(2.4)	(7,038)	(2.1)	—

Orders	¥347,698	100.0	¥330,108	100.0	(5.1)

*	Former Kyocera Chemical Group, included in “Others” until the year ended March 31, 2016, has been reclassified and included in the “Semiconductor Parts Group” commencing from the year ending March 31, 2017. Due to this change, production and orders for the three months ended June 30, 2015 have been reclassified to conform to the current presentation.